Item 77i(b) – Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation dated as of February 13, 2015 (the “Supplement”) of Lord Abbett Municipal Income Fund, Inc. (the “Corporation”) authorized: (i) the establishment of a new series of shares of the Corporation to be designated the “Short Duration High Yield Municipal Bond Fund;” (ii) the establishment of the following class of the Short Duration High Yield Municipal Bond Fund: Classes A, C, F, and I.

The Articles Supplementary is hereby attached as Item 77Q1(d).